December 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Angela Mokodean, Senior Counsel

Re:	Blackstone / GSO Floating Rate Enhanced Income Fund
Registration Statement on Form N-2, File Nos. 333-219127 and 811-23270

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 20, 2017, relating to the registration statement (the “Registration Statement”) of the Fund originally filed with the Commission on June 30, 2017, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. For convenience of reference, the comments of the Staff have been reproduced herein.

PROSPECTUS

Summary of Fund Expenses

1. Please revise assumption (ii) in each Expense Example to state that total annual expenses remains the same except as noted in assumption (v) therein.

In response to the Staff’s comment, the Fund has revised assumption (ii) in the each Expense Example as follows.

Class I Example

“total annual expenses of ~~2.50% of~~ net assets attributable to Class I Shares ~~assuming application of~~ remains the same except (a) to reduce annual expenses upon completion of organization and offering expenses and (b) as noted in assumption (v) below,”

Class D Example

“total annual expenses of ~~2.75% of~~ net assets attributable to Class D Shares ~~assuming application of~~ remains the same except (a) to reduce annual expenses upon completion of organization and offering expenses and (b) as noted in assumption (v) below,”

Class T Example

“total annual expenses of ~~3.00% of~~ net assets attributable to Class T Shares ~~assuming application of~~ remains the same except (a) to reduce annual expenses upon completion of organization and offering expenses and (b) as noted in assumption (v) below,”

2. Please confirm the calculation of “Total Expenses Incurred” for the 3 Years, 5 Years and 10 Years columns in each Expense Example and supplementally clarify to the Staff how organizational and offering expenses are accounted for.

In response to the Staff’s comment, the Fund confirms the calculation of “Total Expenses Incurred” for the 3 Years, 5 Years and 10 Years columns in each Expense Example. In addition, the Fund respectfully submits that in calculating the “Total Expenses Incurred” the Fund only included organizational and offering expenses in Year 1 and did not include them in other years since they are onetime expenses. In addition, in response to the Staff’s comment, the Fund refers the Staff to the Fund’s response to Comment 1 above.

Appendix B – Supplemental Performance Information of a Similar Fund

3. Please supplementally confirm that the Other Fund has substantially similar investment objectives, strategies and polices to the Fund.

In response to the Staff’s comment, the Fund confirms that the “Other Fund” has substantially similar investment objectives, strategies and polices to the Fund.

4. Please clearly identify the investment adviser to the Other Fund. Please supplementally explain the relationship between the Fund’s investment adviser and the Other Fund’s investment adviser.

In response to the Staff’s comment, the Fund has added the following sentence to Appendix B: “[T]he Other Fund’s investment adviser is GSO / Blackstone Debt Funds Management LLC.” In addition, the Fund confirms that the Fund and the Other Fund have the same investment adviser.

5. Please confirm the statement “had the Other Fund’s performance records reflected the anticipated fees and expenses of the Fund, the Other Fund’s performance may have been lower.” Given that the Other Fund’s performance is based on historical information, including fees and expenses, the impact to Other Fund’s performance, assuming the Fund’s anticipated fees and expenses, should be calculable.

In response to the Staff’s comment, the Fund respectfully submits that while Other Fund’s performance is based on historical fees and expenses, such fees and expenses have been both higher and lower than the anticipated fees and expenses of each class of the Fund. As a result, the Fund has revised the noted disclosure to state, “[T]he anticipated fees and expenses of each class of the Fund ~~may be higher~~ is different than ~~those~~ the historical fees and expenses of the Other Fund; had the Other Fund’s performance records reflected the anticipated fees and expenses of any class of the Fund, the Other Fund’s performance ~~may have been lower~~ would have also been different.”

6. Please supplementally represent that the Fund has the records necessary to form the basis for or demonstrate the calculation of the performance of the Other Fund pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

In response to the Staff’s comment, the Fund confirms that it has the records necessary to form the basis for or demonstrate the calculation of the performance of the Other Fund pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Please call Sarah Cogan (212-455-3575) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda